Heartland Media Acquisition Corp.

3282 Northside Pkwy Suite 275

Atlanta, Georgia 30327

July 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Myra Moosariparambil and Shannon Buskirk

Re:	Heartland Media Acquisition Corp.
Form 10-K for the Year Ended December 31, 2022
Filed April 18, 2023
File No. 001-41152

Dear Ms. Moosariparambil and Ms. Buskirk:

On behalf of Heartland Media Acquisition Corp. (the “Company”), we submit this letter in response to a comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 13, 2023 relating to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2022 of the Company.

In this letter, we have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response.

Form 10-K for the year ended December 31, 2022

General

1.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in all future periodic filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response and confirm that you will provide these disclosures in your future periodic filings.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor, Heartland Sponsor LLC, is a Delaware limited liability company and is neither controlled by, nor does it have substantial ties with, any non-U.S. person. The Company does not believe that there are any risks related to non-U.S. person control or influence that could materially impact the timing or ability of the Company to complete an initial business combination. Therefore, the Company does not believe any additional risk disclosures are required.

* * * *

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (470) 355-1944 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

Heartland Media Acquisition Corp.

		By:	/s/ Robert S. Prather, Jr.
		Name:	Robert S. Prather, Jr.
		Title:	Chief Executive Officer

cc:	Louis Rambo, Proskauer Rose LLP